June 12, 2019

R. Michael Jones
President, Chief Executive Officer and Director
Platinum Group Metals Ltd.
Suite 838   1100 Melville Street
Vancouver, British Columbia, Canada

       Re: Platinum Group Metals Ltd.
           Registration Statement on Form F-3
           Filed June 5, 2019
           File No. 333-231964

Dear Mr. Jones :

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Ronald (Ron) Alper at 202-551-3329 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Beverages, Apparel and
                                                            Mining
cc:    Randal Jones